UNIFY CORPORATION
1420 Rocky Ridge Drive, Suite 380
Roseville, CA 95834

August 10, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Jan Woo
Ms. Maryse Mills-Apenteng
Division of Corporation Finance

Re:	Unify Corporation
Preliminary Information Statement on Schedule 14C
Filed July 19, 2010
File No. 001-11807

Ladies and Gentlemen:

    In connection with the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated July 26, 2010 with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Schedule 14C”) which was filed with the Commission by the registrant on July 19, 2010 prepared by our counsel, K&L Gates LLP, and filed with the Commission on August 10, 2010 and attached hereto as Exhibit A, we acknowledge that:
  we are responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 10, 2010

    Thank you for your assistance. If you should have any questions, please call Jude M. Sullivan of K&L Gates LLP, counsel to the Company, at (312) 781-7160.

    Sincerely,

UNIFY CORPORATION

By:	/s/ Steven D. Bonham
Steven D. Bonham
Vice President and Chief Financial Officer

Exhibit A

K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207

T 312.372.1121 www.klgates.com
August 10, 2010

Jude M. Sullivan
D 312.781.7160
F 312.345.9995
jude.sullivan@klgates.com

VIA Telecopy (703) 813-6981
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Jan Woo
Ms. Maryse Mills-Apenteng
Division of Corporation Finance

Re:	Unify Corporation
Preliminary Information Statement on Schedule 14C
Filed July 19, 2010
File No. 001-11807

Ladies and Gentlemen:

     On behalf of Unify Corporation (the “Company” or the “registrant”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated July 26, 2010 with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Schedule 14C”) which was filed with the Commission by the registrant on July 19, 2010.

     The information set forth herein has been supplied by the registrant to respond to the Staff’s comments, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.

* * * * *

Securities and Exchange Commission
August 10, 2010

     General

     1. Comment: You state that the purpose of the Information Statement is to notify stockholders that you have received written consents approving (i) the issuance of 1,771,429 shares of common stock that could be issued upon conversion of the $6.2 million in Convertible Notes; and (ii) the issuance of shares of common stock issuable upon exercise of the Hercules Warrant. Please tell us whether you also received written consents to approve the issuance of the 2,085,714 shares of common stock. It appears that the issuance of these shares is part of one transaction that exceeds 20% of your total shares outstanding.

     Response: The registrant did not receive written consents approving the acquisition of Daegis or the issuance of the 2,085,714 shares of common stock. The only items covered by the written consent were (i) the issuance of 1,771,429 shares of common stock that could be issued upon conversion of the $6.2 million in Convertible Notes; and (ii) the issuance of shares of common stock issuable upon exercise of the Hercules Warrant.

     By way of background, in the registrant’s initial Notification of Listing of Additional Shares filed with The NASDAQ Stock Market in relation to the acquisition of Daegis, the registrant took the position that the acquisition did not require any stockholder action under NASDAQ Listing Rule 5635 (or otherwise under NASDAQ rules) because (i) the 2,085,714 shares of common stock constituted less than twenty percent (20%) of the outstanding shares of the registrant, and (ii) by their terms, the Convertible Notes and Hercules Warrant were not convertible or exercisable, respectively, until the registrant’s stockholders approved the issuance of shares at such conversion or exercise. NASDAQ’s response to this position was that the conversion price adjustments in the Convertible Notes and the anti-dilution adjustments in the Hercules Warrant could result in potential “alternative outcomes,” so under Listing Rule 5635 the potential alternative outcomes under the Convertible Notes and the Hercules Warrant needed to be either eliminated or approved by the registrant’s stockholders before any shares (including the initial 2,085,714 shares) could be issued in the Daegis acquisition. In order to address NASDAQ’s concern without delaying the timing of the closing of the acquisition or the funding of the Hercules credit facility, and with the acquiescence of NASDAQ, the registrant received written consents related to (i) the issuance of 1,771,429 shares of common stock that could be issued upon conversion of the $6.2 million in Convertible Notes; and (ii) the issuance of shares of common stock issuable upon exercise of the Hercules Warrant, but did not receive consents related to the acquisition of Daegis or the issuance of the 2,085,714 shares of common stock issued directly to the Daegis shareholders.

     2. Comment: Please tell us whether you have received, or intend to seek, shareholder approval of the proposed merger with Daegis. If you believe shareholder approval is not required for the merger under Delaware law, please provide us with your analysis in support of this position.

Securities and Exchange Commission
August 10, 2010

     Response: The registrant has not received and does not intend to seek stockholder approval of the merger. The acquisition of Daegis was accomplished by merger of a wholly-owned subsidiary of the registrant with and into Daegis, with Daegis surviving as a wholly owned subsidiary of the registrant. Because the registrant is not a party to the merger, and because the registrant had sufficient authorized but unissued shares of common stock available to complete the merger and the conversion of the Convertible Notes and exercise of the Hercules Warrant without amending its certificate of incorporation to authorize additional shares, the acquisition of Daegis may be completed without consent of the registrant’s stockholders. Registrant’s sole stockholder approval requirement is the requirement of NASDAQ Listing Rule 5635, and that issue was addressed, with NASDAQ’s approval, by receipt of written consent of stockholders approving (i) the issuance of 1,771,429 shares of common stock that could be issued upon conversion of the $6.2 million in Convertible Notes; and (ii) the issuance of shares of common stock issuable upon exercise of the Hercules Warrant.

     3. Comment: We note that your proposal to issue shares of common stock is related to your proposed merger with Daegis. Please advise us why you have not provided the information required by Item 14 of Schedule 14A (applicable to Schedule 14C pursuant to Item 1 thereof), including the financial statements, in connection with this acquisition. See Note A to Schedule 14A.

     Response: The written consent to which the Preliminary Schedule 14C relates addresses only the issuance of shares of registrant common stock at conversion of the Convertible Notes and exercise of the Hercules Warrant – it does not relate to the acquisition of Daegis, the issuance of common stock in connection with this acquisition, or the credit facility entered into by the registrant to provide the cash portion of the purchase price for Daegis. The acquisition agreement and the credit agreement were filed with and briefly described in the registrant’s Form 8-K filed on July 1, 2010.

     If the consent addressed a charter amendment or other matter that would have delayed the closing of the acquisition until twenty (20) days after distribution of the Schedule 14C the registrant would have included the Item 14 disclosures. In this case - where the acquisition has (with NASDAQ approval) already been completed and the Schedule 14C relates only to the issuance of common stock upon conversion or exercise of certain derivative securities issued as part of the acquisition consideration, the registrant does not believe that the matters covered by the written consent “involve” the merger to the extent that inclusion of the Item 14 information is required under Note A to Schedule 14A.

     4. Comment: We note your disclosure that stockholders holding approximately 55.35% of your voting power have approved the proposals included in the information statement. Please identify the stockholders from whom you received consents. Describe the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(1).

     Response:

     Consenting Stockholders: The consenting stockholders were: AWM Investment Company, Inc. (Special Situations Funds); Jurika Family Trust; Blueline Partners, LLC; Diker Management, LLC; Sophrosyne Technology Fund; Wellington Trust Company, N.A.; Emancipation Capital; and the following officers and directors of the registrant individually: Todd E. Wille (CEO and Director); Steven D. Bonham (CFO); Steven D. Whiteman (Director); Timothy P. Bacci (Director); Richard M. Brooks (Director); Robert J. Majteles (Director); Tery R. Larrew (Director).

Securities and Exchange Commission
August 10, 2010

     Sequence of Events: During calendar year 2009, the registrant’s management team and board of directors, after consulting informally with the registrant’s larger shareholders (including Special Situations, Jurika, Blueline, Diker Management, Sophrsyne, Wellington Trust and Emancipation Capital), tasked St. Charles Capital with identifying potential acquisition candidates for the registrant through which the registrant could either expand its existing application development, migration, archiving and data management solutions businesses or expand into new lines of business that could take advantage of the registrant’s existing archiving and data management capabilities. One of the potential acquisition candidates identified was Daegis.

     After Daegis was identified as a potential acquisition target, the registrant’s management team and board of directors discussed alternative means of financing the potential acquisition. These discussions included:
  seeking potential sources of debt financing (such as Hercules);

  considering a new registered offering for cash to raise acquisition capital; and

  discussing with the registrant’s large shareholders the potential private placement of either debt or equity securities to all or a portion of these shareholders to finance the Daegis acquisition.
After the registrant received the proposed terms of the Hercules financing, the registrant’s board of directors determined that the cash portion of the Daegis purchase price would be funded through a debt financing.

     On June 22, 2010, the registrant and outside counsel participated in an informal discussion of the Daegis acquisition with representatives of the NASDAQ Listing Qualifications group, and after this discussion the registrant filed its Additional Share Notification and supporting documents with The NASDAQ Stock Market. In a telephone conference on June 24, 2010, the registrant and its outside counsel were advised that (i) in the view of the Listing Qualifications group, the conversion price adjustment provisions of the Convertible Notes and the anti-dilution adjustment provisions of the Hercules Warrant presented alternative outcomes under NASDAQ Listing Rule 5635 and (ii) because of the potential alternative outcomes, the registrant could not issue any shares in connection with the acquisition of Daegis until the registrant’s stockholders approved the issuances to which the alternative outcomes relate. The NASDAQ Listing Qualifications group also agreed that if the registrant’s stockholders approved the issuance of shares of common stock issuable at conversion of the Convertible Notes and at exercise of the Hercules Warrant, the Rule 5635 issue would be resolved and the acquisition could close without (x) stockholder approval of the acquisition or (y) stockholder approval of the direct issuance of 2,085,714 shares of common stock to the Daegis shareholders.

Securities and Exchange Commission
August 10, 2010

Based on this discussion with Nasdaq, the registrant’s board of directors and management team contacted the consenting stockholders (all of whom have direct relationships with board members and/or were involved in discussions regarding the potential Daegis acquisition and its funding) to inquire as to whether they believed it would be in the best interest of the registrant to close the Hercules financing and the Daegis acquisition immediately (by executing the stockholder consent to the matters covered in the consent) or to delay the closing until the registrant could schedule a formal stockholder meeting. The consenting stockholders were all of the view that it was in the best interests of the registrant to close the Daegis acquisition as expeditiously as possible and executed the written consent in order to satisfy NASDAQ’s Rule 5635 concern.

     Acknowledgments

     In responding to the Staff’s comments regarding the review of the Preliminary Schedule 14C, the registrant acknowledges that:
  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This response does not include an amended Preliminary Information Statement because we believe any amendment requires further discussion and resolution of the Staff comments and our responses thereto. Please contact the undersigned to discuss the Staff comments and this response, or to set up a time to schedule a more formal conference call to discuss these issues.

Sincerely,
By:	/s/ Jude M. Sullivan

cc:	Todd E. Wille, CEO, Unify Corporation
Steven D. Bonham, CFO, Unify Corporation